

November 9, 2023

Lester Brafman
Chief Executive Officer
Cohen & Company Inc.
Cira Centre
2929 Arch Street, Suite 1703
Philadelphia, Pennsylvania

> **Re: Cohen & Company Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2023**
> **File No. 001-32026**

Dear Lester Brafman:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 21, 2023

Pay versus Performance, page 25

1. Refer to the reconciliation table in footnotes (2) and (4) to your pay versus performance table. It is unclear what amounts are reflected in the row titled "Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

2. It appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5). Please provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide, as applicable, a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in

setting compensation.

Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program